Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

September 15, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on August 20, 2015, regarding Post-Effective Amendment No. 162 to the Registration Statement on Form N-1A for the Direxion Monthly 30 Year Treasury Bull 1.2X Fund and the Direxion Monthly 30 Year Treasury Bear 1X Fund (the “Funds”), a series of the Direxion Funds (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on July 2, 2015.  Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.                                      Please confirm whether the Operating Services Agreement, which acts as an indirect contractual waiver for the Funds, has been renewed and will be in effect for one year following the date of effectiveness of the Funds’ Registration Statement.

The Trust confirms that the Operating Services Agreement has been renewed and will continue through September 1, 2017, which is a duration of more than one year from the date of effectiveness of the Funds’ Registration Statement, and the disclosure for each Fund has been updated accordingly.

2.                                      Please consider whether all the financial instruments listed in the “Principal Investment Strategy” will be utilized by the Funds.  If exchange-traded funds will be utilized, please consider adding a line item for Acquired Fund Fees and Expenses, if necessary, to the Fees and Expenses of the Fund.

The Trust confirms supplementally that exchange traded funds are not currently intended to be utilized by each Fund, therefore, Acquired Fund Fees and Expenses have not been added to the table of Fees and Expenses of the Fund and the financial instruments disclosure has been revised to remove exchange-traded funds.

3.                                      Please consider revising the description of the Index for each Fund to remove any redundancy.

The Trust responds by modifying the Index description for each Fund to remove any redundancy.

Securities and Exchange Commission

September 15, 2015

4.                                      Please determine if there is a standard frequency that auctions of U.S. Treasury Bonds are conducted and consider disclosing the frequency if it is applicable to the Index description.

The Trust responds by noting that U.S. Treasury Bonds are auctioned quarterly, in February, May, August, and November, and confirms that the Index description has been revised to reference such quarterly auctions.

5.                                      Please consider whether “Other Investment Company Risk” is a primary risk for the Direxion Monthly 30 Year Treasury Bull 1.2X Fund and consider removing this risk if it is not a primary risk of the Fund.

The Trust has determined that “Other Investment Company Risk” is not currently a primary risk of the Direxion Monthly 30 Year Treasury Bull 1.2X Fund and has removed the disclosure.

6.                                      Please consider revising the “About Your Investment” disclosure to include information regarding the days the bond market will close early and the time of such closing to provide more information regarding the time a NAV will be calculated.

The Trust responds by modifying the About Your Investment disclosure to include the following sentence:

“Similarly, on days that the bond markets close early (usually at 2 p.m. Eastern time and which currently include the Friday before Memorial Day, the Friday after Thanksgiving, Christmas Eve and New Year’s Eve), the Funds treat the portion of the day that the bond markets are closed as a Bond Market Holiday and calculate their NAVs as of the recommended closing time for the bond markets, which may be before 4:00 p.m. Eastern time, subject to the discretion of the Adviser.”

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis

Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC

K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 15, 2015

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        Direxion Funds

-Direxion Monthly 30 Year Treasury Bull 1.2X Fund

-Direxion Monthly 30 Year Treasury Bear 1X Fund

File Nos. 333-28697; 811-08243

Post-Effective Amendment No. 163

Ladies and Gentlemen:

We have acted as counsel to Direxion Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 163 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP